UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2009
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from                      to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN
By:	/s/ Alan Schnaid
Alan Schnaid
Starwood Hotels & Resorts Worldwide, Inc. Benefits Committee Member

Date: June 25, 2010

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To: STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN
We have audited the accompanying statements of net assets available for benefits of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
June 25, 2010

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
Assets:
Investments	$679,743,487	$531,608,563

Receivables:
Participant contributions	1,143,253	208,973
Employer contributions	1,927,901	2,534,773
Other receivables	158,564	—
Accrued investment income	321,444	1,441,840

Total receivables	3,551,162	4,185,586

Total assets	683,294,649	535,794,149

Liabilities:
Accrued expenses	57,148	47,643

Total liabilities	57,148	47,643

Net assets available for benefits at fair value	683,237,501	535,746,506

Adjustment from fair value to contract value for fully benefit-responsive investment contract	—	453,097

Net assets available for benefits	$683,237,501	$536,199,603

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2009

Additions to net assets attributed to:
Net appreciation in fair value of investments	$111,524,043
Dividends and interest	10,567,558

Total investment income	122,091,601

Contributions:
Participants	65,233,895
Participant rollovers	1,770,736
Employer	30,401,907

Total contributions	97,406,538

Total additions	219,498,139

Deductions from net assets attributed to:
Benefits paid to participants	69,858,314
Investment and administrative expenses	3,193,382

Total deductions	73,051,696

Net increase in net assets before plan asset transfers	146,446,443
Assets transferred from other plans, net	591,455

Increase in net assets	147,037,898

Net assets available for benefits, beginning of year	536,199,603

Net assets available for benefits, end of year	$683,237,501

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(1)	Description of the Plan

The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.

General

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Section 401(k) and 401(m) of the Internal Revenue Code (“IRC”). The Plan’s assets are held in trust (“Trust”) pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).

Eligibility

Company employees become eligible to participate in the Plan when they are 21 years of age and have completed a three-month period of service. The Company does not begin to match contributions until the participant has completed one year of service as defined by the Plan.

Contributions

Plan participants may elect to make pretax contributions as a percentage of compensation up to 50% of compensation, subject to Internal Revenue Service limitations. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contributions up to 1% of eligible compensation and 50% of the pretax contributions between 2% and 7% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching contribution into various investment options offered by the Plan.

Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum pretax contributions allowable by the Plan during the Plan year may make an additional pretax catch-up contribution. The catch-up contribution was limited to $5,500 for the year ended December 31, 2009.

Vesting

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become 100% vested in the Company’s contributions and earnings thereon after two years of service.

Rollover contributions and distributions

Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the 60th day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(1)	Description of the Plan (continued)

Participants’ accounts

Separate accounts are maintained with respect to Plan participants’ pretax contributions, employer matching contributions, and rollover contributions. Each participant’s account is credited with the appropriate contributions and allowance of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.

Participant loans

Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%. For 2009 and 2008, the loan interest rate averaged 4.3% and 6.2%, respectively. Loans outstanding at December 31, 2009 and 2008, totaled $32,545,450 and $30,374,007, respectively.

Payment of benefits

Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants may also elect to defer distributions subject to certain conditions.

Withdrawals of a participant’s vested benefits are also permitted upon attainment of age 59-1/2 or, subject to Plan provisions, as a hardship distribution.

Forfeitures

Forfeitures of nonvested Company contributions are applied to reduce future Company contributions. Unallocated forfeited nonvested accounts totaled $210,207 and $120,747 at December 31, 2009 and 2008, respectively. During 2009, forfeited nonvested accounts reduced Company contributions by $446,615.

Administrative expenses

Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2009, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement, and the trust thereunder, subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(2)	Summary of Significant Accounting Policies

Basis of presentation

The Financial Accounting Standards Board (“FASB”) sets U.S. generally accepted accounting principles (“GAAP”) to ensure consistent reporting. References to GAAP issued by the FASB in the accompanying footnotes are to the FASB Accounting Standards Codification (“FASB ASC”).

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a collective trust. The statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment to the investment in the collective trust from fair value to contract value relating to the fully benefit-responsive investment contract. The statement of changes in net assets available for benefits is prepared on a contract value basis. Beginning in 2008 the Plan began the process of divesting from the investment contract and the process was completed in 2009.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.

Concentration of credit risk and market risk

The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Subsequent events

Plan management has evaluated subsequent events through the date the Plan financial statements were available to be issued.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(2)	Summary of Significant Accounting Policies (continued)

Fair value measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a common definition for fair value to be applied to U.S. generally accepted accounting principles requiring the use of fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. It also establishes a hierarchy for ranking the quality and reliability of the information used to determine fair values by requiring that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
• Level 1 — Quoted prices in active markets for identical assets or liabilities.

• Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market Fund: Valued at cost, which approximates fair value.

Collective Trusts: Valued by the trustee based on the fair value of the underlying securities within the fund.

Mutual Funds: Valued using quoted market prices in active markets.

Starwood Common Stock: Valued using quoted market prices in active markets.

Participant Loans: Valued at cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Benefits paid to participants

Benefits paid to participants are recorded in the period in which they are paid.

Assets transferred from other plans, net

Assets transferred from or to other plans represent transfers of participant account balances whenever a participant changes employment between the Company and a nonaffiliate of Starwood who has elected to adopt the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as a mirror plan.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(3)	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$798,516	$—	$798,516
Collective Trusts	—	115,062,123	—	115,062,123
Mutual Funds
Short-term	172,321,717	—	—	172,321,717
Bond	59,319,211	—	—	59,319,211
Large-Cap Stocks	71,641,119	—	—	71,641,119
Large and Mid-Cap Stocks	67,185,980	—	—	67,185,980
Mid-Cap Stocks	20,022,088	—	—	20,022,088
Mid and Small-Cap Stocks	3,576,679	—	—	3,576,679
Foreign Stocks	78,629,936	—	—	78,629,936

Total Mutual Funds	472,696,730	—	—	472,696,730

Starwood Common Stock	58,640,668	—	—	58,640,668
Participant Loans	—	—	32,545,450	32,545,450

Total Assets at Fair Value	$531,337,398	$115,860,639	$32,545,450	$679,743,487

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$608,680	$—	$608,680
Collective Trusts	—	127,717,636	—	127,717,636
Mutual Funds	344,383,617	—	—	344,383,617
Starwood Common Stock	28,524,623	—	—	28,524,623
Participant Loans	—	—	30,374,007	30,374,007

Total Assets at Fair Value	$372,908,240	$128,326,316	$30,374,007	$531,608,563

The following table presents a reconciliation of the Plan’s participant loans measured at fair value for the year ended December 31, 2009:

Balance at January 1, 2009	$30,374,007
Purchases, sales, issuances and settlements, net	2,171,443

Balance at December 31, 2009	$32,545,450

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(4)	Investments

The following investments, along with their respective percentage of net assets available for benefits, represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2009		2008
Vanguard Prime Money Market Fund	$172,321,717	25%	$132,671,083	25%

Fidelity Diversified International Fund	78,629,936	12	54,044,646	10

Vanguard Institutional Index Fund	71,641,119	10	48,287,054	9

PIMCO Total Return Admin. Fund	59,319,211	9	44,484,210	8

Starwood Common Stock	58,640,668	9	28,524,623	5

Wells Fargo Advantage Capital Growth Fund	55,373,703	8	41,961,488	8

BlackRock LifePath 2030	35,334,804	5	*	*

Participant Loans	*	*	30,374,007	6

State Street Bank and Trust Company Principal Accumulation Return Fund	—	—	49,996,394	9

*	Investment balance is less than 5% of the Plan’s net assets.
The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows for the year ended December 31, 2009:

Collective Trusts	$22,379,424
Mutual Funds	57,378,538
Starwood Common Stock	31,766,081

$111,524,043

(5)	Tax Status

The Plan received a favorable determination letter from the IRS dated October 8, 2003. The determination letter was applicable for amendments adopted by the Plan through January 8, 2002. Subsequent to this determination by the IRS, the Plan was further amended. Effective January 1, 2006, the Plan was restated to adopt all prior amendments to the Plan. Subsequent to the Plan restatement, the Plan was further amended. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2009.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(6)	Party-in-Interest Transactions

Certain Plan investments are held in funds managed by State Street; therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions. Fees incurred by the Plan for the investment management services amounted to $299,350 for the year ended December 31, 2009. In addition, fees paid to the Plan’s recordkeeper amounted to $2,841,261 for the year ended December 31, 2009.

The Company also charges the Trust for an allocation of certain administrative costs. The Company is the Trust sponsor; therefore, these transactions qualify as party-in-interest transactions. Total costs charged to the Trust were $52,771 for the year ended December 31, 2009.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008
Net assets available for benefits per financial statements	$683,237,501	$536,199,603
Amounts allocated to withdrawing participants	(600,840)	(49,424)
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	(453,097)

Net assets available for benefits per Form 5500	$682,636,661	$535,697,082

The following is a reconciliation of total investment income as reported in the financial statements for the year ended December 31, 2009 to Form 5500:

Total investment income, net per the financial statements	$122,091,601
2008 adjustment from fair value to contract value for fully benefit-responsive investment contract	453,097

Total investment income per Form 5500	$122,544,698

The following is a reconciliation of benefits paid to participants as reported in the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to participants per the financial statements	$69,858,314
Amounts allocated to withdrawing participants at December 31, 2008	(49,424)
Amounts allocated to withdrawing participants at December 31, 2009	600,840

Benefits paid to participants per the Form 5500	$70,409,730

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
Plan #001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,
lessor or similar party	par or maturity value	Current value
Money Market Fund
* State Street Short Term Investment Fund	798,516 units	$798,516

Collective Trusts

BlackRock LifePath Retirement	1,501,774 units	16,568,818

BlackRock LifePath 2020	2,926,561 units	30,108,341

BlackRock LifePath 2030	3,558,640 units	35,334,804

BlackRock LifePath 2040	3,390,948 units	32,963,452

BlackRock LifePath 2050	8,442 units	86,708

Total Collective Trusts		115,062,123

Mutual Funds

Vanguard Prime Money Market Fund	13,074,000 units	172,321,717

Vanguard Institutional Index Fund	1,760,535 units	71,641,119

PIMCO Total Return Admin. Fund	2,295,719 units	59,319,211

Dreyfus Premiere Structured Mid-Cap Fund	2,674,621 units	20,022,088

Veracity Small Cap Value Fund	436,462 units	3,576,679

John Hancock Classic Value Fund	2,013,120 units	11,812,277

Wells Fargo Advantage Capital Growth Fund	6,826,629 units	55,373,703

Fidelity Diversified International Fund	824,468 units	78,629,936

Total Mutual Funds		472,696,730

* Starwood Common Stock	1,606,968 shares	58,640,668

Participant Loans	Secured by vested benefits; maturity dates through May 2022; interest rates 4.25% - 9.25%	32,545,450

Total Assets (held at end of year)		$679,743,487

*	Represents a party-in-interest
Note: Cost information has been excluded as all investments are participant-directed investments

EXHIBIT INDEX
The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit

23.1	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm